Exhibit 99.3 AMIRA FAMILIY OWNED SINCE 1915

INVESTOR PRESENTATION June 2014 AMIRA www.amirafoods.com

2 This This presentation contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this presentation are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. Specifically, these statements include, among other things, statements that describe our expectations for the growth of our business, expansion into new geographic markets, maintaining and expanding our relationship with key retail partners, the financial impact of new sales contracts on our revenue, our plan to make significant capital expenditure, and other statements of management’s beliefs, intentions or goals. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “foresee”, “forecast”, "anticipate," "estimate," "expect," "project," "plan,“ "intend,“ "believe" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. These forward-looking statements are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you consider this presentation, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions, some of which are described under “Risk Factors” in our Annual Reports on Form 20-F and our Registration Statement on Form F-1 filed with the Securities and Exchange Commission. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward looking statements as predictions of future events. Except as required under the securities laws of the United States, we undertake no obligation to update any forward-looking or other statements herein to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise. Because of these factors, we caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. Except as required by law, we have no duty to, and do not intend to, update or revise the forward-looking statements in this presentation after the date of this presentation. Forward Looking Statement

3 Presenters Karan A. Chanana Chairman, Chief Executive Officer Bruce Wacha Chief Financial Officer Ashish Poddar Executive Director Finance Rajesh Arora Sr. Executive Director Finance

4 4Q 2014 Performance Review Revenue Key drivers Note: includes full benefit of Basmati Rice GmbH which was acquired in January 2014; Adjusted EBITDA and Adjusted EPS exclude the impact of non cash compensation; weighted average diluted shares were 35.7million and 36.0million for the fourth quarter 2013 and 2014, respectively. Please see “Non IFRS Measures” in this release for a reconciliation of Adjusted EBITDA and Adjusted profit after tax to the IFRS measure of profit after tax. $140.2 $186.6 $0 $100 $200 $300 2013 2014 ($ in millions) Adjusted EBITDA Adjusted EPS $0.24 $0.47 $0.00 $1.00 $2.00 2013 2014 Revenue increased by $46.3 million, or 33.0%, to $186.6 million driven by increased pricing and volumes gains both internationally and in India International sales increased by $41.7 million, or 57.1%, to $114.1 million, India sales increased by $4.9 million, or 7.3% to $72.5 million Amira branded and 3rd party branded sales grew by $19.8 million, or 14.3%, to $158.3 million and institutional sales grew by $26.6 million to $28.3 million Adjusted EBITDA was $26.4 million, an increase of $8.2 million, or 45.4%, with margins increasing by more than 100 bps, driven by pricing, efficiencies of scale and improvements in cost of materials which fell as a % of sales to 73.7% vs 77.7% in the prior year period Adjusted Profit after tax increased 97.2% to $16.8 million compared to $8.5 million Adjusted EPS increased to $0.47 per share, up $0.23, or 95.4%, from $0.24 per share EPS growth was driven by EBITDA gains, as well as operating leverage and a lower effective tax rate $18.1 $26.4 12.9% 14.1% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 90.0% 100.0% 110.0% 120.0% 130.0% 140.0% 150.0% 160.0% 170.0% 180.0% $0 $20 $40 $60 2013 2014 ($ in millions) CAGR: 33.0% CAGR: 45.4% CAGR: 95.4%

5 2014 Fiscal Year Performance Review Revenue Key Drivers Note: Does not include the full benefit of Basmati Rice GmbH which had approximately $9 million in calendar year 2013 sales and was acquired in January 2014; Adjusted EBITDA and Adjusted EPS exclude the impact of non cash compensation in the amount of $0.2 million and $2.9 million for the fiscal years ended 2013 and 2014, respectively: weighted average diluted shares for the period were 35.7million and 35.9 million for fiscal years 2013 and 2014, respectively. Please see “Non IFRS Measures” in this release for a reconciliation of Adjusted EBITDA and Adjusted profit after tax to the IFRS measure of profit after tax. $413.7 $547.3 $0 $200 $400 $600 $800 2013 2014 ($ in millions) Adjusted EBITDA Adjusted EPS $0.59 $1.14 $0.00 $1.00 $2.00 2013 2014 Revenue increased by $133.7 million, or 32.3%, to $547.3 million International sales increased by $98.5 million, or 43.8%, to $323.2 million, India sales increased by $35.2 million, or 18.6%, to $224.1 million. Amira branded sales increased by $43.8 million, or 22.4%, to $238.8 million, and 3rd party branded sales increased by $24.3 million, or 11.3%, to $239.1 million, institutional sales increased by $65.6 million to $69.4 million Adjusted EBITDA increased by $23.1 million, or 44.0%, to $75.5 million driven by strong sales growth for the period as well as increased pricing and operating efficiencies. Margins increased by more than 100 bps, driven by pricing improvements in cost of materials as % of sales (75.7% vs 77.3%) and freight, forwarding and shipping (4.3% vs. 5.1%) and was offset in part by an increase in employee expenses as a % of sales (2.1% vs. 1.3%) Adjusted profit after tax increased by 93.2% to $41.0 million, compared to $21.2 million, driven by increased EBITDA, operating leverage and a reduction in effective tax rate of 19.6% from 30.0% Adjusted EPS increased by $0.55 or 92.0% to $1.14 $52.2 $75.5 12.6% 13.8% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 90.0% 100.0% 110.0% 120.0% 130.0% 140.0% 150.0% 160.0% 170.0% 180.0% $0 $50 $100 $150 2013 2014 ($ in millions) CAGR: 44.0% CAGR: 32.2% CAGR: 92%

6 Top 5 Customers 46.6% Rest of Customers 53.4% 2012 (IPO) Top 5 Customers 35% Rest of Customers 65% 2014 Asia Pacific 14% EMEA 43% India 41% North America 2% 2014 Amira Branded 43% Third Party Branded 44% Institutional 12% 2014 Revenue by Product, Brand, Geography and Top 5 Customers Revenue by brand Revenue by top 5 customers Revenue by geography Note: Institutional sales were 8.1% of total sales in Fiscal year 2012 Amira Branded / Third Party Branded ~50%/50% split today Institutional returns to 5% ¡V 12% level historically seen „X India $224.1, up 18.6% EMEA $237.5, up 22.9% Asia Pac $73.9, up >100% „X N. America $11.8, up 73.5% $213 $302 $406 $478 $42 $27 $8 69 FY11 FY12 FY13 FY14 Amira and third party branded Institutional Revenue in $ million Revenue by brand over time

7 „X Announced acquisition of Basmati Rice GmbH, a specialty distributer of premium specialty rice, particularly Basmati rice in Germany in December 2013 for ~$3 million and closed in January 2014. „X Approximately $9 million in calendar year 2013 sales with a presence in more than 10 countries across Continental Europe including Germany, Netherlands and Norway „X Already fully integrated, will utilize acquired distribution relationships to expand Amira brand Sold in 4,000 stores across Europe Key brands Sold in >340 stores in US ¡§We are extremely pleased to complete the acquisition of Basmati Rice GmbH and look forward to growing their complementary distribution in Germany, Europe and particularly in the US, to further expand sales of the Amira brand.¡¨ Recent Events: Amira¡¦s Acquisition of Basmati Rice GmbH

8 Recent Events: New Fully Owned Distribution Centers and Factory Update Eight New DCs Factory update Processing Capacity 24 60 0 20 40 60 80 Today Post Expansion Plans Installed Capacity (MT/HR) Haryana Rajasthan Uttar Pradesh Punjab Uttarakhand Ahmedabad Zirakpur (Punjab) Gurgaon Delhi Himachal Pradesh Hyderabad Surajpur (Uttar Pradesh) Bangalore Kolkata „X Entered into $8.3 million contract with Buhler India for supply of 48 metric tons per hour paddy processing equipment „X Construction on a new processing plant in Haryana, India expected to be completed by late FY2015 „X Will more than double processing capacity „X Currently processes 30-35% of product as early stage rice, additional 30-35% reprocessed and remainder via 3rd party. „X After completion of new factory will process 50% as early stage rice, additional 30-35% reprocessed and remainder via 3rd party +2.5x

9 Key Capital Structure Items FY 2013 FY 2014 Cash equivalents and deposits $33.3 $36.6 Total debt $161.6 $184.8 Adjusted EBITDA $52.4 $75.5 Total debt/ Adjusted EBITDA 3.1x 2.4x Net debt/ Adjusted EBITDA 2.4x 2.0x $ in millions

10 Progress Update: Amira at Time of IPO vs. Today FY 2014 Revenue $342.0 $547.3 Adjusted EBITDA $41.9 $75.5 Adjusted EPS $0.38 $1.14 Share price $10.00 $12.93 Market cap $356.7 $461.3 Enterprise Value $416.5 $609.6 Enterprise Value / Adj EBITDA 10.0x 8.1x Note- Financials for IPO based on June 2012 LTM as provided in the IPO prospectus; share price, market cap and enterprise value calculated based on $10.00 per share initial offer price. FY 2014 based on year end financials; share price; market cap and enterprise value based on closing price at June 13, 2014 of $12.93. $ in millions, except share price data IPO (June 2012)

  11 Outlook Long term FY 2015 Revenue 20% + growth $1.0 billion EBITDA 20% + growth $150 million

12 Appendix

13 Consolidated Statements of Profit or Loss Fiscal Year Ending March 31, 2014 March 31, 2013 Revenue $547,344,368 $413,682,574 Other income 160,064 94,368 Cost of materials (454,123,161) (347,341,159) Change in inventory of finished goods 39,859,583 27,594,211 Employee benefit expenses (11,642,833) (5,553,197) Depreciation and amortization (2,064,264) (1,943,846) Freight, forwarding and handling expenses (23,359,177) (20,985,039) Other expenses (22,855,617) (14,676,910) $73,318,963 $50,871,002 Finance costs (25,859,231) (21,751,614) IPO expenses - (1,750,082) Finance income 2,766,518 802,146 Other gains and losses (2,800,475) (654,852) Profit before tax $47,425,775 $27,516,600 Income tax expense (9,293,071) (8,267,562) Profit after tax for the year $38,132,704 $19,249,038 Profit after tax for the year attributable to: Shareholders of the Company 29,956,327 15,056,309 Non-controlling interest 8,176,377 4,192,729 Earnings per share Basic earnings per share $1.04 $0.63 Diluted earnings per share $1.04 $0.63 (1) Basic earnings per share is calculated by dividing our profit after tax as, reduced by the amount of a non-controlling interest reflecting the remaining approximately 19.6% of Amira India that is not indirectly owned by us, by the number of our weighted average outstanding ordinary shares during the applicable period; and diluted earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining approximately 19.6% of Amira India that is not indirectly/ directly owned by us, by the number of our weighted average outstanding ordinary shares adjusted by dilutive impact of equivalent stock options granted. The dilutive impact of total share options (360,257 and 361,278) granted to a director in fiscal years 2013 and 2014 was insignificant and hence there is no change in Basic and diluted earnings per share.

14 Consolidated Statements of Financial Position As of March 31, 2014 As of March 31, 2013 ASSETS Non-current Property, plant and equipment $23,284,918 $23,467,379 Goodwill 1,727,338 - Other intangible assets 2,262,731 607,871 Other long-term assets 485,731 430,739 Total non-current assets $27,760,718 $24,505,989 Current Inventories $254,952,549 $181,459,799 Trade receivables 80,882,986 66,792,434 Derivative financial assets 2,352,886 1,260,512 Other financial assets 9,213,064 9,821,263 Prepayments 8,361,244 8,386,856 Other current assets 765,655 1,034,787 Cash and cash equivalents 36,602,086 33,270,338 Total current assets $393,130,470 $302,025,989 Total assets $420,891,188 $326,531,978 EQUITY AND LIABILITIES Equity Share capital $9,115 $9,111 Share premium 82,804,750 82,683,926 Other reserves (3,312,575) 4,236,544 Retained earnings 74,334,687 44,375,024 Equity attributable to shareholders of the Company $153,835,977 $131,304,605 Equity attributable to non-controlling interest 18,005,030 12,328,130 Total equity 171,841,007 143,632,735 Liabilities Non-current liabilities Defined benefit obligations $246,548 $185,437 Debt 2,739,414 4,831,416 Deferred tax liabilities 6,666,270 8,527,874 Total non-current liabilities $9,652,232 $13,544,727 Current liabilities Trade payables $41,197,158 $4,516,657 Debt 182,103,347 156,785,820 Current tax liabilities (net) 9,644,944 2,658,236 Other financial liabilities 4,472,131 2,836,252 Other current liabilities 1,980,369 2,557,551 Total current liabilities $239,397,949 $169,354,516 Total liabilities $249,050,181 $182,899,243 Total equity and liabilities $420,891,188 $326,531,978

15 Consolidated Statements of Cash Flows March 31, 2014 March 31, 2013 (A) CASH FLOW FROM OPERATING ACTIVITIES Profit before tax for the year $47,425,775 $27,516,600 Adjustments for non-cash items 2,277,965 2,039,904 Adjustments for non-operating incomes and expenses 20,366,935 19,015,955 Changes in operating assets and liabilities (66,961,766) (105,093,325) $3,108,909 $(56,520,866) Income taxes paid (3,783,471) (3,701,951) Net cash generated from/(used in) operating activities $(674,562) $(60,222,817) (B) CASH FLOW FROM INVESTING ACTIVITIES Purchase of property, plant and equipment $(3,732,975) $(1,526,281) Purchase of intangible assets (315,649) (334,793) Proceeds from sale of property, plant and equipment 4,787 320,067 Net cash outflow on acquisition of subsidiaries (1,954,432) -- Net investments in term deposits (627,834) (84,631) Purchase of short term investments (249,000) (110,400) Proceeds from the sale of short term investments 4,248 -- Interest received 2,685,657 802,147 Net cash used in investing activities $(4,185,198) $(933,891) (C) CASH FLOWS FROM FINANCING ACTIVITIES Net proceeds from issue of shares $-- $82,648,766 Net proceeds from short term debt 37,982,254 27,973,449 Proceeds from long term debt 128,540 34,220 Repayment of long term debt (1,764,307) (2,241,703) Interest paid (23,339,652) (19,830,624) Net cash generated from/(used in) financing activities $13,006,835 $88,584,108 (D) Effect of change in exchange rate on cash and cash equivalents (4,815,327) (2,525,318) Net increase/(decrease) in cash and cash equivalents $3,331,748 $24,902,082 Cash and cash equivalents at the beginning of the year 33,270,338 8,368,256 Cash and cash equivalents at the end of the year $36,602,086 $33,270,338

16 Non IFRS Measures In evaluating our business, we consider and use the non-IFRS measures EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt as supplemental measures to review and assess our operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define: (1) EBITDA as profit after tax plus finance costs (net of finance income), non-recurring IPO-related expenses, income tax expense and depreciation and amortization; (2) Adjusted EBITDA, as EBITDA plus non - cash expense for share based compensation; (3) Adjusted profit after tax, as profit after tax plus $1.8 million in non-recurring IPO-related expenses for FY13 and non - cash expense for share based compensation; (4) adjusted earnings per share as the quotient of: (a) adjusted profit after tax and (b) the sum of our outstanding ordinary shares and the ordinary shares subject to the exchange agreement between us and the non-controlling shareholders of Amira India, during the applicable period; (5) adjusted net working capital as total current assets minus: (a) cash and cash equivalents and (b) trade payables, current tax liabilities (net) and other current liabilities; and (6) net debt as total current and non-current debt minus cash and cash equivalents. We use both EBITDA and adjusted EBITDA as a measure of operating performance to assist in comparing performance from period to period on a consistent basis, as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations and as a performance evaluation metric, including as part of assessing and administering our executive and employee incentive compensation programs. We believe that the use of EBITDA and Adjusted EBITDA as non-IFRS measures facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative finance or interest expenses), non-recurring IPO-related expenses the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non-cash expenses. We also present these non-IFRS measures because we believe they are frequently used by securities analysts, investors and other interested parties as measure of the financial performance of companies in our industry. We present adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt because we believe these measures provide additional metrics to evaluate our operations and, when considered with both our IFRS results and the reconciliation to profit after tax, basic and diluted earnings per share, working capital and total current and non-current debt, respectively, provide a more complete understanding of our business than could be obtained absent this disclosure. We also believe that these non-IFRS financial measures are useful to investors in assessing the operating performance of our business after reflecting the adjustments described above.

17 Non IFRS Reconciliations for Adjusted EBITDA and Adjusted Profit After Tax FY 2014 FY 2013 Three months ended March 31, 2014 Three months ended March 31, 2013 Profit after tax $38,132,704 $19,249,038 $16,777,338 $8,506,988 Add: IPO expenses - 1,750,082 - - Add: Income tax expense 9,293,071 8,267,562 2,512,762 3,342,676 Add: Finance costs (net of finance income) 23,092,713 20,949,468 6,477,095 5,773,674 Add: Depreciation and amortization 2,064,264 1,943,846 591,994 510,001 EBITDA $72,582,752 $52,159,996 $26,359,189 $18,133,339 Add: Non - cash expenses for share based compensation 2,874,010 227,674 - - Adjusted EBITDA $75,456,762 $52,387,670 $26,359,189 $18,133,339 FY 2014 FY 2013 Three months ended March 31, 2014 Three months ended March 31, 2013 Profit after tax (PAT) $38,132,704 $19,249,038 $16,777,338 $8,506,988 Add: IPO expenses - 1,750,082 - - Add: Non - cash expenses for share based compensation 2,874,010 227,674 - - Adjusted profit after tax $41,006,714 $21,226,794 $16,777,338 $8,506,988

18 Non IFRS Reconciliation for Adjusted Earnings Per Share FY 2014 FY 2013 Three months ended March 31, 2014 Three months ended March 31, 2013 Profit after tax $38,132,704 $19,249,038 $16,777,338 $8,506,988 Profit attributable to Shareholders of the company (A) $29,956,327 $15,056,309 $13,371,145 $6,799,623 Weighted average number of shares (for Basic earnings per share) (B) 28,672,840 23,802,786 28,674,997 28,661,080 Weighted average number of shares (for Diluted earnings per share) (C) 28,888,163 23,802,786 29,001,032 28,661,080 Basic Earnings per share as per IFRS (A) ÷ (B) $1.04 $0.63 $0.47 $0.24 Diluted Earnings per share as per IFRS (A) ÷ (C) $1.04 $0.63 $0.46 $0.24 Profit after tax (PAT) $38,132,704 $19,249,038 $16,777,338 $8,506,988 Add: IPO-related expenses - 1,750,082 - - Add: Non - cash expense for share based compensation 2,874,010 227,674 - - Adjusted profit after tax, $41,006,714 $21,226,794 $16,777,338 $8,506,988 Number of shares outstanding including shares for non-controlling interest - fully diluted 35,893,597 35,676,434 36,006,466 35,676,434 Adjusted earnings per share $1.14 $0.59 $0.47 $0.24

19 r! AMIRA • AMI AMIRA SUPERIOR AROMATIC 1 kg a family owned business since 1915, now a professionally managed and NY5E Listed Company . We are dedicated to our farmers prospenty, as a result every contributor to this bag is proud to be an AMIRA partner. AMIRA, is the quintessential Princess. She represents our AMIRA quality seal of approval. Our commitment to sourcing the finest grains and meticulous approach to the milling and ageing process bestows every grain of AMIRA rice with a superior taste and aroma, truly offering you the AMIRA experience.